November 26, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton
Claire Erlanger
Jennifer Angelini
Geoffrey Kruczek

Re:	Comment Letter dated July 24, 2024
JBS B.V.
Amendment No. 3 to Registration Statement on Form F-4
Filed June 24, 2024
File No. 333-273211

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated July 24, 2024 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Registration Statement on Form F-4, filed with the Commission on June 24, 2024 (as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Amendment No. 4 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect Company updates and developments. In addition, Amendment No. 4 includes JBS S.A.’s unaudited consolidated financial information as of September 30, 2024 and for the three- and nine-month periods ended September 30, 2024 and 2023, and the related notes thereto.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 4. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

Amendment to Form F-4 filed June 24, 2024

Cover Page

1.

We note your response to our prior comment 26 and reissue it in part. Please revise disclosure on the prospectus cover regarding the risks related to the controlling stake and management roles of Joesley and Wesley Batista to specifically address their record of illicit conduct, ongoing criminal investigations and/or proceedings, and potential for future illicit conduct, together with the material related risks to the company and shareholders. Include conforming changes to the disclosure appearing on page xxxiii.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and on pages xxxiv-xxxv of Amendment No. 4 in response.

Summary, page 1

2.

Please revise your summary to provide a more balanced discussion of your company. Balance the discussion of your strengths with an equally prominent discussion of your weaknesses, such as your significant levels of indebtedness and potential costs associated with legal proceedings and government investigations. Balance the graphics highlighting net revenue growth and adjusted EBITDA growth with equally prominent disclosure of year-over-year financial measures, such as operating income and net income, which would show a different trend over that same period.

The Company respectfully acknowledges the Staff’s comment and has revised the sections entitled “Summary—JBS S.A.—Overview” on page 5 of Amendment No. 4 and “Summary—JBS S.A.—Other Considerations” on pages 8-9 of Amendment No. 4 in response.

Risk Factors, page 24

3.

We note disclosure on page 46 that indicates the contract terms governing your existing debt permit you to incur significant additional indebtedness in the future, but also that your debt agreements contain covenants that restrict your ability to incur additional indebtedness. Please revise to reconcile or otherwise to clarify whether and to what extent your ability to incur additional indebtedness is constrained. Additionally revise your disclosure to more fully describe the covenants and limitations to which you are subject (or cross-reference to existing disclosure), disclose whether you are in compliance with such covenants as of the date of your prospectus, and discuss the risks to the company if you fail to comply therewith.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor entitled “We are not prohibited from incurring significantly more debt” on pages 48-49 of Amendment No. 4 and the section entitled “Description of Material Indebtedness” on pages 206-212 of Amendment No. 4 in response.

Failure by us to achieve our sustainability performance targets...., page 46

4.

We note your disclosure that “the mere setting of these [climate reduction] goals may subject JBS S.A. and its affiliates and, in some instances already [has] subjected JBS USA, to criticism, investigations, regulatory enforcement, litigation, or other risk.” To the extent these identified risks have been realized, please expand your disclosure to identify and describe them, including cross-references as appropriate to more detailed disclosure elsewhere. Without limitation, explain what such investigations, regulatory enforcement, litigation, etc., is based upon and identify the related claims.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor entitled “Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation” on page 50 of Amendment No. 4 in response.

Unfavorable decisions in . . . proceedings and government investigations may adversely affect us, page 48

5.

Please revise to quantify the lawsuits, or portion thereof, for which provisions have not been made and to identify the specific related risks, including potential liquidity impacts. In this regard, we note disclosure on page 142 regarding $3.1 billion of civil, tax, and labor proceedings with possible loss potential for which you have not recognized provisions.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor entitled “Unfavorable decisions in legal, administrative, antitrust or arbitration proceedings and government investigations may adversely affect us” on page 52 of Amendment No. 4 in response.

Media campaigns related to food production; regulatory and customer focus...., page 55

6.

Your revisions in response to our prior comment 8 indicate that you “have not experienced any material boycotts to date.” Please clarify what you mean by the limiting language of “material” boycotts. In addition, please revise your disclosure to discuss how regulation and consumer concerns relating to animal welfare affects your business, financial condition, and results of operation, including material related risks. Revise your regulatory section as appropriate to disclose the animal welfare regulation to which you are subject.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factors entitled “Media campaigns related to food production; regulatory and customer focus on environmental, social and governance responsibility; and increased focus and attention by the U.S. government and other stakeholders on the meat processing industry and ESG-related issues could expose us to additional costs or risks” on pages 59-60 of Amendment No. 4 and “Our businesses are subject to government policies and extensive regulations affecting the beef, pork and poultry industries” on pages 63 of Amendment No. 4 and the added a section entitled “Animal Welfare Regulations” on pages 137-138 of Amendment No. 4 in response.

The Proposed Transaction

Class A Conversion Period, page 82

7.

We note your response to prior comment 14 refers only to one example of what you consider “proof satisfactory.” Revise to include a complete list of what will constitute proof satisfactory, so that investors are fully aware of each option available to them. Include any applicable timing limitations as to furnishing such proof.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 87-88 and 243 of Amendment No. 4 in response.

Principal Shareholders, page 206

8.

Please revise the footnotes to the tables on pages 208-13 to more fully describe the ownership of LuxCo, including by identifying the individuals who exercise voting and dispositive rights and are the beneficial owners of the shares held by LuxCo. Quantify the respective ownership percentages of your ultimate controlling shareholders and/or describe any shared voting and other arrangements, both with respect to LuxCo and with respect to J&F in the table on page 206.

The Company respectfully acknowledges the Staff’s comment and has revised the section entitled “Principal Shareholders” beginning on page 221 of Amendment No. 4 in response.

9.	Please revise the tables of beneficial ownership on pages 210-13 to complete the blanks, particularly those for Wesley and Joesley Batista.

The Company respectfully acknowledges the Staff’s comment and has revised the section entitled “Principal Shareholders—JBS N.V.—Interests of Certain Persons in the Proposed Transaction” beginning on page 225 of Amendment No. 4 in response.

December 31, 2023 Audited Financial Statements

Statements of Income, page F-63

10.

We note that the other income and other expense line items on the audited statement of income are material to your net loss for the year ended December 31, 2023. Please revise the notes to your financial statements to include disclosure of any significant amounts included in these line items. See guidance in paragraph 97 and 98 of IAS 1. Additionally, please revise your Results of Operations section in MD&A to discuss the changes in these line items between periods presented.

The Company respectfully acknowledges the Staff’s comment and has added Note 26.1 to JBS S.A.’s audited financial statements beginning on page F-157 of Amendment No. 4 and revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Results” on pages 176, 183 and 191 of Amendment No. 4 in response. In addition, the Company has included the applicable disclosures in Note 24.1 to JBS S.A.’s unaudited interim financial statements beginning on page F-44 of Amendment No. 4.

Note 19. Provisions for legal proceedings, page F-128

11.

We have reviewed your response to prior comment 22 and note you have proposed revisions beginning with the financial statements as of and for the year ended December 31, 2024. We further note that these revisions include additional detail related to your provision categories by jurisdiction, as well as a new structure for the narrative disclosure. However, we believe an investor’s understanding of your legal proceedings as proposed in your supplemental response should be included in your current audited financial statements. In this regard, your current disclosure does not correlate the disclosed proceedings with the class of provision and related amounts recognized, as required by paragraph 85 of IAS 37, or include the additional disclosures required by paragraphs 85-86 of IAS 37. These disclosure should include any uncertainties relating to amount or timing of outflow, which could be in addition to provision recognized, and estimates of financial effect of any contingent liabilities related to any disclosed proceedings. Please revise your current disclosure accordingly.

The Company respectfully acknowledges the Staff’s comment and has revised Note 19 to JBS S.A.’s audited financial statements beginning on page F-131 of Amendment No. 4 in response. In addition, the Company has included the applicable disclosures in Note 18 to JBS S.A.’s unaudited interim financial statements beginning on page F-35 of Amendment No. 4.

12.

We have reviewed your response to prior comment 23. We believe this disclosure should be included in the audited financial statements for the year ended December 31, 2023. In this regard, please revise your disclosure to indicate that the aggregate sum of US$3.14 billion corresponds to nearly 15,000 separate legal proceeding, encompassing labor, civil, and tax claims, all of which are unrelated to any of the legal proceedings already described. Additionally, please revise to address the disclosure requirements in paragraph 86 of IAS 37 as they relates to these claims with possible loss potential.

The Company respectfully acknowledges the Staff’s comment and has revised Note 19 to JBS S.A.’s audited financial statements beginning on page F-131 of Amendment No. 4 in response. In addition, the Company has included the applicable disclosures in Note 18 to JBS S.A.’s unaudited interim financial statements beginning on page F-35 of Amendment No. 4.

13.

We have reviewed your response to prior comment 24 and note that the restructuring charges do not pertain to a provision, as the expenses were incurred and settled during 2023. Given the significance of the restructuring charges in relation to your net loss for the year ended December 31, 2023, please consider disclosing the nature of these charges within your MD&A - Results of Operations discussion. Also, please revise the notes to the financial statements to discuss the terms of the restructuring initiatives and expenses recognized, including a tabular presentation of the changes in the restructuring provision and remaining obligations, if any, as of the end of each reporting period. Refer to IAS 37, paragraph 84 and paragraph 98 of IAS 1.

The Company respectfully acknowledges the Staff’s comment and has revised Note 26.1 to JBS S.A.’s audited financial statements beginning on page F-157 of Amendment No. 4 in response. In addition, the Company has included the applicable disclosures in Note 24.1 to JBS S.A.’s unaudited interim financial statements beginning on page F-44 of Amendment No. 4.

Note 25. Operating Segments, page F-142

14.

We have reviewed your response to prior comment 25 and note you proposal to revise your disclosure beginning with the financial statements as of and for the year ended December 31, 2024. We believe your presentation should instead be revised in the financial statements currently provided in the filing for all periods presented. Please revise accordingly.

The Company respectfully acknowledges the Staff’s comment and has revised Note 25 to JBS S.A.’s audited financial statements on page F-151 of Amendment No. 4 in response. In addition, the Company has included the applicable disclosures in Note 23 to JBS S.A.’s unaudited interim financial statements beginning on page F-39 of Amendment No. 4.

General

15.

We note your response to our prior comments 15 and 18. Please add risk factor disclosure discussing the potential material risks related to your grain supply chain, analogous to the risk factor discussing your cattle supply chain on page 49. Without limitation, specifically discuss risks associated with the differing levels of monitoring and protection regarding direct and indirect suppliers, the Amazon and other biomes, and Brazilian and non-Brazilian sources of supply discussed on page 136.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor entitled “Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation” on pages 50-51 of Amendment No. 4 in response.

16.

We note your revisions and response to our prior comment 19 that opinion references have been deleted, and you do not intend to file the consent or opinion of legal advisors in this regard. However, such references continue to appear within the notes to your financial statements, including on pages F-10 and F-170. Accordingly, we reissue our comment to identify the legal advisors and file the consent and opinion referenced, or alternatively revise to clarify that this is not a legal opinion.

The Company respectfully acknowledges the Staff’s comment and has revised Note 28 to JBS S.A.’s audited financial statements on page F-180 of Amendment No. 4 in response.

17.

We note your revised disclosure that the proposed transactions are now expected to be taxable under U.S. federal income tax law. Please tell us why, with a view to disclosure, this tax determination has changed at this point in the restructuring process. Without limitation, discuss whether the controlling shareholder contributions made to date have resulted in the changed U.S. tax treatment and, if so, discuss whether and how the interests of non-controlling shareholders were considered in determining the timing of these contributions. We further note your disclosure that the proposed transactions are not expected to be taxable to the controlling shareholders. Please revise your prospectus to disclose in a prominent location the disparate tax treatment of controlling and non-controlling shareholders in connection with the restructuring. Additionally revise your risk factors to disclose the tax aspects of the restructuring as a specific example of the non-aligned interests of your controlling shareholders with the interests of your non-controlling shareholders.

The Company respectfully acknowledges the Staff’s comment and clarifies that U.S. federal income tax rules, which are extremely complex, generally require a transaction to be taxable for U.S. federal income tax purposes unless certain specific requirements are met. As a result of the change in the timing of certain of the Controlling Shareholder Contributions, the Merger of Shares and Redemption together no longer meet all of the requirements necessary to qualify as a tax-deferred nonrecognition transaction for U.S. federal income tax purposes. The timing of the Controlling Shareholder Contributions was changed for non-U.S. federal income tax reasons, and an ancillary impact of this change is that the U.S. tax analysis of the Proposed Transaction was altered, as now disclosed in the prospectus.

However, the benefit of treatment of the Merger of Shares and Redemption as tax-deferred for U.S. federal income tax purposes would have been only a timing benefit, with U.S. Holders deferring any gain or loss inherent in their JBS S.A. Common Shares or JBS S.A. ADSs. U.S. Holders would have had to recognize any such gain or loss upon a subsequent disposition of their JBS N.V. Class A Common Shares received in the Proposed Transaction. The Merger of Shares and Redemption being treated as taxable for U.S. federal income tax purposes does not result in the imposition of a tax burden on U.S. Holders that would not otherwise exist; it merely results in any such gain or loss being recognized at the time of the Proposed Transaction rather than upon a future disposition of JBS N.V. Class A Common Shares received in the Proposed Transaction.

The Company has included disclosure in the Summary box under “Summary of the Proposed Transaction,” on page 21 of Amendment No. 4, with the applicable cross-references, regarding the disparate tax treatment of controlling and non-controlling shareholders in connection with the Corporate Restructuring. In addition, the Company has revised the risk factor entitled “Our ultimate controlling shareholders (through LuxCo) and our non-controlling shareholders will be treated differently with respect to certain aspects of the Corporate Restructuring” on page 33 of Amendment No. 4 to disclose the tax aspects of the Corporate Restructuring as a specific example of the non-aligned interests of its controlling shareholders with the interests of its non-controlling shareholders.

18.

We note disclosure on page 46 that an inability to repay or refinance current or non-current loans and financings could have a material adverse effect on your financial condition. Please revise your disclosure here and/or in another appropriate section to more fully discuss the specific consequences that may arise due to your indebtedness and other liabilities (disclosed to total $31.3 billion as of March 31, 2024), including by specifically addressing the potential impacts on your working capital and other factors identified in your liquidity section on pages 182-83. For example, will you need to divert cash from other areas of your business or seek to refinance outstanding debt in the future? Please also revise disclosure that you believe available cash and credit will be sufficient for the “foreseeable future” to clarify the time period this relates to and to identify material underlying assumptions, for instance regarding the “economic, financial, industry, legislative, regulatory and other factors beyond [y]our control.”

The Company respectfully acknowledges the Staff’s comment and has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on pages 197-198 of Amendment No. 4 in response.

19.

We note your disclosure that the controlling shareholders “will only vote in favor of the Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is approved and only if their votes are necessary to reach the minimum required affirmative votes. Otherwise, JBS S.A.’s direct controlling shareholders will abstain from voting on such matters.” Please revise to clarify when and how the controlling shareholders will exercise their vote. Clearly state, if true, that the controlling shareholders will vote to secure approval in the event that these matters would otherwise be rejected by the vote of the non-controlling shareholders. Disclose in this context that the transactions thus may be approved by just 1.5% of the non-controlling shareholders voting in favor.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and pages xxxix-xxx, 36, 74, 93 and 97 of Amendment No. 4 to clarify when and how the Company’s direct controlling shareholders will exercise their vote.

The Proposed Transaction encompasses three main deliberations at the JBS S.A. General Meeting:

1.	the Delisting, which requires the approval of more than 50% of the issued and outstanding shares of JBS S.A. held by non-controlling shareholders of JBS S.A. present at the JBS S.A. General Meeting;

2.

the Merger of Shares (and ancillary matters), which requires the approval of more than 50% of the total issued and outstanding shares of JBS S.A. (or an “absolute majority” for purposes of Brazilian corporate law); and

3.

the declaration and distribution of the Cash Dividend, which requires the approval of more than 50% of the issued and outstanding shares of JBS S.A. held by all shareholders of JBS S.A. present at the JBS S.A. General Meeting.

The Company’s direct controlling shareholders will not vote in favor of the Merger of Shares (and ancillary matters) or the Cash Dividend in the event that the Delisting is rejected by the non-controlling shareholders present at the JBS S.A. General Meeting. As stated on the prospectus cover page and pages xxxix-xxx, 36, 74, 93 and 97 of Amendment No. 4, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, meaning that if one matter is not approved, the others will also be rejected. Accordingly, if the Delisting is not approved, then the Proposed Transaction will not move forward. Since the Delisting must be approved by a majority of the shares held by non-controlling shareholders present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will de facto require approval of majority of the shares held by non-controlling shareholders present at the meeting.

If, on the other hand, the Delisting is duly approved by the non-controlling shareholders present at the JBS S.A. General Meeting, then the direct controlling shareholders will vote in favor of the remaining components of the Proposed Transaction only if needed to approve those components. For example, since the Merger of Shares must be approved by a majority of all shares issued by JBS S.A., independent of the number of shares present at the JBS S.A. General Meeting, it may be necessary for the direct controlling shareholders to vote in favor of the Merger of Shares to approve the matter, depending on the number of non-controlling shareholders present, in accordance with the will of the non-controlling shareholders present at the meeting manifested by their approval of the Delisting.

By way of example, if the direct controlling shareholders are present at the JBS S.A. General Meeting with their combined 48.3% of the shares, and non-controlling shareholders holding 40% of the shares are also present, then the Delisting would be approved if 21% of the shares outstanding (representing more than 50% of the non-controlling shares present) vote in favor of it. The next agenda item would be the vote on the Merger of Shares, whereby the 40% of shares held by non-controlling shareholders would be insufficient to form an “absolute majority” of the issued and outstanding shares of JBS S.A. In this scenario, the controlling shareholder will “follow” the will of the non-controlling shareholders (who have approved the Delisting), and vote in favor of the Merger of Shares, thereby allowing the “absolute majority” to be reached.

The Company cannot predict the levels of attendance or participation by non-controlling shareholders in the meeting. Accordingly, it is possible that non-controlling shareholders holding less than the 40% in the above example attend the meeting and vote in favor of the Delisting, leading to the approval of the Delisting and, indirectly, of the Merger of Shares, the Cash Dividend and, therefore, the Proposed Transaction.

JBS S.A. September Comment Letter

In addition, the Company has revised Amendment No. 4 in response to the various applicable comments contained in the comment letter dated September 24, 2024 (the “JBS S.A. September Comment Letter”) issued by the Staff with respect to Amendment No. 1 to the Registration Statement on Form F-4, filed by JBS S.A. with the Commission on August 15, 2024 (File No. 333-278254), as follows:

•

In response to Comment No. 1 of the JBS S.A. September Comment Letter, the Company has revised the risk factor entitled “Unfavorable decisions in legal, administrative, antitrust or arbitration proceedings and government investigations may adversely affect us” on page 52 of Amendment No. 4 in response.

•	The Company advises the Staff that Comment No. 2 to the JBS S.A. September Comment Letter is not applicable to the Registration Statement.

•

In response to Comment No. 3 of the JBS S.A. September Comment Letter, the Company has revised the risk factor entitled “We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” on pages 57-58 of Amendment No. 4.

•

In response to Comment No. 4 of the JBS S.A. September Comment Letter, the Company clarifies that it has assessed the materiality of any boycotts in terms of the effects of such boycotts on the Company’s results of operations. The Company wishes to clarify that none of the boycotts that the Company has experienced to date has had a demonstrable effect on the Company’s revenues or other performance metrics. Accordingly, the Company is not able to quantify the impact of such boycotts because it is unable to tie any variations in its revenues or performance metrics to any particular instance of boycott activity.

The Company has also taken into account the reputational damage it may have suffered or may in the future suffer as a result of boycotts, including insofar as such damage may impact the Company’s ability to conduct business with suppliers, customers or funding sources.

Accordingly, the Company has revised the risk factor entitled “Media campaigns related to food production; regulatory and customer focus on environmental, social and governance responsibility; and increased focus and attention by the U.S. government and other stakeholders on the meat processing industry and ESG-related issues could expose us to additional costs or risks” on pages 59-60 of Amendment No. 4 to expand its discussion of boycott activity as a potential source of harm to the Company.

•

The Company advises the Staff that Comment No. 5 to the JBS S.A. September Comment Letter is not applicable to the Registration Statement due to the fact that the distribution of interim dividends from profit reserves of R$4.44 billion has been reflected in the Company’s historical consolidated statement of financial position as of September 30, 2024. On the other hand, the Company has revised its Capitalization table to provide a pro forma presentation of the total equity and total capitalization amounts, giving impact to other events that occurred subsequent to September 30, 2024 and are not reflected in the Company’s historical consolidated statement of financial position as of September 30, 2024. See pages 68-69 of Amendment No. 4.

•	For the Company’s response to Comment No. 6 to the JBS S.A. September Comment Letter, please refer to its response above to Comment No. 19 to the Comment Letter.

•

In response to Comment No. 7 of the JBS S.A. September Comment Letter, the Company has revised Note 20(f) to JBS S.A.’s audited financial statements beginning on page F-145 of Amendment No. 4. The Company advises the Staff that the portion of Comment No. 7 to the JBS S.A. September Comment Letter relating to the Company’s unaudited consolidated financial information as of June 30, 2024 and for the three- and six-month periods ended June 30, 2024 and 2023 is not applicable to the Registration Statement.

•	In response to Comment No. 8 of the JBS S.A. September Comment Letter, the Company has revised Note 19 to JBS S.A.’s audited financial statements beginning on page F-131 of Amendment No. 4.

The Company also clarifies that, generally, amounts claimed in legal or administrative proceedings in Brazil are subject to “monetary correction,” a type of indexation which uses inflation or interest indexes, or a mixture of both, the purpose of which is to protect the claimant against the loss of the value of the claim during the period it is being disputed. The indexation expense is analogous to the unwinding of the discounting to present value of provisions required by IAS 37.45 and, as such, as required by IAS 37.60, we recognize this expense as a borrowing cost in the caption “Net financial income (expenses).”

Finally, the Company clarifies that it has discussed all charges to provisions that materially affected its results of operations under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Results.” See the discussion of “General and administrative expenses” for the nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023 on page 175 of Amendment No. 4 and the year ended December 31, 2022 as compared to the year ended December 31, 2021 on page 191 of Amendment No. 4.

•	In response to Comment No. 9 of the JBS S.A. September Comment Letter, the Company has revised the disclosure on the prospectus cover page and pages xxxiv, 1 and 26 of Amendment No. 4.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com or Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer

JBS B.V.

Donald E. Baker, Esq.
John R. Vetterli, Esq.
Karen Katri, Esq.

White & Case LLP